

August 12, 2021

Maurice Dukes
Chief Executive Officer
PF Royalty I LLC
2255 S. Wadsworth Blvd., Suite 106
Lakewood, CO 80227

> **Re: PF Royalty I LLC**
> **Amendment No. 5 to Offering Statement on Form 1-A**
> **Filed July 29, 2021**
> **File No. 024-11508**

Dear Mr. Dukes:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 16, 2021 letter.

Amendment No.5 to Offering Statement on Form 1-A filed July 29, 2021

Plan of Distribution, page 24

1.   We note your response to comment 3 and the revisions regarding monthly closings at NAV. As currently disclosed, it appears that an investor who submits a subscription after the first of the month may not know the price per share that will be applicable to his or her subscription and since the subscriptions are irrevocable, an investor may not be able to withdraw his or her subscription prior to settlement. Please revise to clarify by which date you will publicly disclose your monthly NAV and whether investors will be made aware of the price per share that will be applied to his or her subscription prior to settlement and given the opportunity to confirm subscription at such time.

You may contact Peter McPhun at 202-551-3581 or Isaac Esquivel at 202-551-3395 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Erin E. Martin at 202-551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: J. Martin Tate